UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Reports in November 2022 a Passenger Traffic Increase of 22.4% Compared to 2019 (Increase of 22.3% Compared to 2021)

GUADALAJARA, Mexico, Dec. 05, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of November 2022, which includes comparisons with the 2019 and 2021 figures to facilitate the reading and understanding of the passenger traffic trend.

For November 2022, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 24.6%, compared to the same period of 2019. Tijuana, Puerto Vallarta, Los Cabos and Guadalajara presented an increase in passenger traffic of 49.0%, 31.1%, 26.4% and 14.9% respectively, compared to November 2019.

Passenger traffic 2022 compared to 2019

Domestic Terminal Passengers (in thousands):

Airport	Nov-19	Nov-22	% Change	Jan-Nov 19	Jan-Nov 22	% Change
Guadalajara	904.0	1,024.5	13.3%	9,584.2	10,049.9	4.9%
Tijuana*	494.8	726.4	46.8%	5,460.7	7,383.3	35.2%
Los Cabos	152.0	228.3	50.2%	1,754.2	2,329.5	32.8%
Puerto Vallarta	152.1	228.2	50.1%	1,673.1	2,403.5	43.7%
Montego Bay	0.7	0.0	(100.0%)	8.4	0.0	(100.0%)
Guanajuato	172.5	174.0	0.9%	1,874.5	1,638.7	(12.6%)
Hermosillo	159.5	176.6	10.7%	1,644.2	1,690.8	2.8%
Kingston	1.0	0.3	(68.2%)	1.7	1.4	(20.0%)
Mexicali	105.1	119.7	13.9%	1,081.5	1,158.0	7.1%
Morelia	43.7	65.4	49.5%	426.9	599.1	40.3%
La Paz	82.7	89.7	8.5%	906.7	962.6	6.2%
Aguascalientes	58.2	55.3	(5.1%)	578.2	635.1	9.8%
Los Mochis	34.2	38.2	11.7%	350.6	382.0	9.0%
Manzanillo	8.9	8.3	(5.9%)	86.7	89.6	3.4%
Total	2,369.2	2,934.9	23.9%	25,431.5	29,323.6	15.3%

International Terminal Passengers (in thousands):

Airport	Nov-19	Nov-22	% Change	Jan-Nov 19	Jan-Nov 22	% Change
Guadalajara	343.7	409.3	19.1%	3,923.0	4,013.0	2.3%
Tijuana*	255.9	392.2	53.3%	2,612.7	3,789.9	45.1%
Los Cabos	321.1	369.9	15.2%	3,331.7	4,002.4	20.1%
Puerto Vallarta	282.7	341.8	20.9%	2,859.0	3,135.3	9.7%
Montego Bay	347.6	375.9	8.1%	4,249.9	3,918.7	(7.8%)
Guanajuato	52.8	67.4	27.7%	629.4	700.3	11.3%
Hermosillo	5.8	6.3	7.4%	63.4	71.4	12.6%
Kingston	132.2	131.3	(0.6%)	232.8	1,401.0	501.7%
Mexicali	0.7	0.6	(7.1%)	6.2	5.8	(6.8%)
Morelia	31.4	45.9	46.2%	376.2	450.9	19.9%
La Paz	1.4	2.9	100.4%	11.9	23.4	97.5%
Aguascalientes	19.0	21.1	11.4%	201.2	212.2	5.5%
Los Mochis	0.5	0.5	4.8%	6.4	6.9	7.3%
Manzanillo	6.4	5.0	(22.0%)	69.2	60.2	(12.9%)
Total	1,801.3	2,170.3	20.5%	18,573.1	21,791.3	17.3%

Total Terminal Passengers (in thousands):

Airport	Nov-19	Nov-22	% Change	Jan-Nov 19	Jan-Nov 22	% Change
Guadalajara	1,247.7	1,433.8	14.9%	13,507.2	14,062.9	4.1%
Tijuana*	750.7	1,118.6	49.0%	8,073.4	11,173.2	38.4%
Los Cabos	473.1	598.2	26.4%	5,085.9	6,331.9	24.5%
Puerto Vallarta	434.8	570.1	31.1%	4,532.1	5,538.8	22.2%
Montego Bay	348.2	375.9	7.9%	4,258.3	3,918.7	(8.0%)
Guanajuato	225.2	241.4	7.2%	2,504.0	2,339.0	(6.6%)
Hermosillo	165.4	182.9	10.6%	1,707.6	1,762.2	3.2%
Kingston	133.2	131.7	(1.1%)	234.5	1,402.3	498.0%
Mexicali	105.7	120.3	13.8%	1,087.7	1,163.8	7.0%
Morelia	75.1	111.3	48.1%	803.1	1,049.9	30.7%
La Paz	84.1	92.6	10.1%	918.5	986.1	7.4%
Aguascalientes	77.2	76.4	(1.1%)	779.4	847.3	8.7%
Los Mochis	34.7	38.8	11.6%	357.0	388.9	8.9%
Manzanillo	15.3	13.3	(12.7%)	155.8	149.9	(3.8%)
Total	4,170.5	5,105.2	22.4%	44,004.6	51,114.9	16.2%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Nov-19	Nov-22	% Change	Jan-Nov 19	Jan-Nov 22	% Change
Tijuana	251.6	388.4	54.4%	2,569.5	3,758.4	46.3%

The Company took control of the Kingston airport on October 10, 2019, therefore there are no comparative figures from January 1st to October 9, 2019.

Passenger traffic 2022 compared to 2021

Domestic Terminal Passengers (in thousands):

Airport	Nov-21	Nov-22	% Change	Jan-Nov 21	Jan-Nov 22	% Change
Guadalajara	826.5	1,024.5	23.9%	7,639.0	10,049.9	31.6%
Tijuana*	598.0	726.4	21.5%	6,247.8	7,383.3	18.2%
Los Cabos	188.0	228.3	21.5%	1,822.6	2,329.5	27.8%
Puerto Vallarta	182.6	228.2	25.0%	1,649.3	2,403.5	45.7%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	126.6	174.0	37.4%	1,340.9	1,638.7	22.2%
Hermosillo	149.5	176.6	18.1%	1,301.9	1,690.8	29.9%
Kingston	0.1	0.3	139.1%	1.1	1.4	21.3%
Mexicali	104.1	119.7	15.0%	970.7	1,158.0	19.3%
Morelia	47.0	65.4	39.2%	484.2	599.1	23.7%
La Paz	87.9	89.7	2.1%	808.1	962.6	19.1%
Aguascalientes	58.8	55.3	(6.1%)	516.0	635.1	23.1%
Los Mochis	35.9	38.2	6.6%	319.1	382.0	19.7%
Manzanillo	8.8	8.3	(4.8%)	76.8	89.6	16.7%
Total	2,413.7	2,934.9	21.6%	23,177.4	29,323.6	26.5%

International Terminal Passengers (in thousands):

Airport	Nov-21	Nov-22	% Change	Jan-Nov 21	Jan-Nov 22	% Change
Guadalajara	338.2	409.3	21.0%	3,328.1	4,013.0	20.6%
Tijuana*	296.8	392.2	32.1%	2,416.4	3,789.9	56.8%
Los Cabos	361.6	369.9	2.3%	3,145.0	4,002.4	27.3%
Puerto Vallarta	286.2	341.8	19.4%	1,934.2	3,135.3	62.1%
Montego Bay	271.0	375.9	38.7%	2,240.7	3,918.7	74.9%
Guanajuato	59.3	67.4	13.7%	562.4	700.3	24.5%
Hermosillo	7.4	6.3	(15.0%)	94.5	71.4	(24.4%)
Kingston	77.9	131.3	68.7%	720.7	1,401.0	94.4%
Mexicali	0.6	0.6	10.2%	4.9	5.8	19.1%
Morelia	35.2	45.9	30.5%	363.6	450.9	24.0%
La Paz	1.7	2.9	74.1%	16.5	23.4	41.8%
Aguascalientes	19.1	21.1	10.7%	189.0	212.2	12.3%
Los Mochis	0.7	0.5	(20.6%)	8.7	6.9	(21.0%)
Manzanillo	5.7	5.0	(12.9%)	38.3	60.2	57.2%
Total	1,761.4	2,170.3	23.2%	15,062.9	21,791.3	44.7%

Total Terminal Passengers (in thousands):

Airport	Nov-21	Nov-22	% Change	Jan-Nov 21	Jan-Nov 22	% Change
Guadalajara	1,164.8	1,433.8	23.1%	10,967.0	14,062.9	28.2%
Tijuana*	894.9	1,118.6	25.0%	8,664.1	11,173.2	29.0%
Los Cabos	549.6	598.2	8.8%	4,967.6	6,331.9	27.5%
Puerto Vallarta	468.8	570.1	21.6%	3,583.4	5,538.8	54.6%
Montego Bay	271.0	375.9	38.7%	2,240.7	3,918.7	74.9%
Guanajuato	185.9	241.4	29.8%	1,903.3	2,339.0	22.9%
Hermosillo	156.9	182.9	16.6%	1,396.4	1,762.2	26.2%
Kingston	78.0	131.7	68.8%	721.8	1,402.3	94.3%
Mexicali	104.6	120.3	15.0%	975.6	1,163.8	19.3%
Morelia	82.2	111.3	35.4%	847.8	1,049.9	23.8%
La Paz	89.6	92.6	3.4%	824.6	986.1	19.6%
Aguascalientes	77.9	76.4	(2.0%)	705.0	847.3	20.2%
Los Mochis	36.5	38.8	6.1%	327.8	388.9	18.6%
Manzanillo	14.5	13.3	(8.0%)	115.1	149.9	30.2%
Total	4,175.1	5,105.2	22.3%	38,240.3	51,114.9	33.7%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Nov-21	Nov-22	% Change	Jan-Nov 21	Jan-Nov 22	% Change
Tijuana	294.2	388.4	32.0%	2,386.7	3,758.4	57.5%

Highlights for the month:

  Seats and load factors: The number of seats available during November 2022 increased by 23.9%, compared to November 2021; load factors for the month went from 72.4% in November 2021 to 80.3% in November 2022.

  New routes:

    Puerto Vallarta – Toluca: Viva Aerobus
    Guanajuato – Merida: Volaris
    Puerto Vallarta – Edmonton: Flair
    Guadalajara – Orlando: Frontier
    Kingston – Atlanta: Frontier
    Kingston – Santo Domingo: Arajet
    Puerto Vallarta – Comox: WestJet (reopening)
    Los Cabos – Calgary: Air Canada (reopening)

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer Alejandra Soto, IRO and Corporate Finance Director Gisela Murillo, Investor Relations	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: December 5, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer